UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

CACI International Inc
(Exact name of Registrant as Specified in Its Charter)

Delaware	001-31400	54-1345888
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
12021 Sunset Hills Road Reston, VA 20190 (Address of Principal Executive Offices and Zip Code)

J. William Koegel, Jr. Executive Vice President, General Counsel and Secretary (703) 841-7800 (Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________.

Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
CACI International Inc (“we,” “us,” “our,” “CACI” or “Company”) is a leading provider of distinctive expertise and differentiated technology to U.S. government customers in support of critical national security missions and government modernization.

Conflict Minerals Disclosure
This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.
Product Review
We conducted a review of the products that we manufacture or contract to be manufactured and found that those products contained one or more of the minerals gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (collectively, the “Conflict Minerals”). We believe that the Conflict Minerals included in our products are in most cases necessary to their functionality.
The product review included engagement with representatives from procurement, contracts and each of our business groups to identify both products that may contain Conflict Minerals and the suppliers that needed to be contacted as part of our reasonable country of origin inquiry.
Reasonable Country of Origin Inquiry
We occupy a “downstream” position in the supply chain and do not purchase ore or unrefined Conflict Minerals from mines and generally are removed by multiple tiers from smelters and refiners. Due to our place in the supply chain, we do not have direct knowledge of the country of origin or chain of custody of the Conflict Minerals and must rely on our direct suppliers, who may also be removed from the source of Conflict Minerals, to determine whether any of our products contained Conflict Minerals that originated in the Democratic Republic of the Congo or in a country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”) or were from recycled or scrap sources.

Based on the results of the product review, we conducted a reasonable country of origin inquiry to determine whether any products that we manufactured during 2025 contained Conflict Minerals that originated Covered Countries. We also sought to evaluate whether Conflict Minerals contained in products that we manufactured in 2025 were from recycled or scrap sources.

To conduct the reasonable country of origin inquiry, we surveyed 146 suppliers. We used the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative organization.

We have initiated a process to review the reasonableness and reliability of our suppliers’ responses. This review has included a review of the completeness and internal consistency of responses, as well as a review of the extent to which suppliers’ responses are reasonable based on the nature of the products that they provide to the Company.

Conclusions from Reasonable Country of Origin Inquiry
We have concluded that the responses obtained in the reasonable country of origin inquiry were insufficient to identify the countries of origin of the Conflict Minerals necessary to the functionality or production of the Company’s products.
Item 1.02    Exhibit
A copy of CACI International Inc’s Conflict Minerals Report for the period from January 1, 2025 to December 31, 2025 has been attached as Exhibit 1.01 hereto and is publicly available at http://investor.caci.com.
Section 3 – Exhibits

Item 3.01     Exhibits

Exhibit No.        Description

1.01             Conflict Minerals Report of CACI International Inc

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned on June 1, 2026.

CACI International Inc

By:	/s/ J. WILLIAM KOEGEL, JR.
J. William Koegel, Jr.
Executive Vice President, General Counsel and Secretary